UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cayman Court Authorizes JPLs to Move Forward with Restructuring of LDK Solar’s Offshore Liabilities

We, LDK Solar Co., Ltd., in provisional liquidation, and our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced that our Chinese Subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“Jiangxi LDK Solar”), has signed a wafer supply agreement with Gintech Energy Corporation, a Taiwanese company listed on the Taiwan exchange with solar cell manufacturing operations. Under the terms of the agreement, Jiangxi LDK Solar will provide wafers totaling 850 megawatts with shipments commencing in April 2014 through March 2018.

Our press release issued on April 29, 2014 is attached hereto as Exhibit 99.6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: April 29, 2014

Exhibit 99.6

LDK Solar Subsidiary Signs Wafer Supply Agreement with Gintech Energy Corporation

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., April 29, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced today that its Chinese Subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“Jiangxi LDK Solar”), has signed a wafer supply agreement with Gintech Energy Corporation, a Taiwanese company listed on the Taiwan exchange with solar cell manufacturing operations. Under the terms of the agreement, Jiangxi LDK Solar will provide wafers totaling 850 megawatts with shipments commencing in April 2014 through March 2018.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, uncertainties relating to the ability of Company to successfully restructure its debt obligations, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About Gintech Energy Corporation

Founded in 2005, Gintech Energy Corporation is committed to becoming a transcendent player in the solar energy industry. Gintech’s mission is to deliver high quality solar products with world-renowned partners and collaborates seamlessly with leading international suppliers to bring the world a cleaner energy. For more information about Gintech Energy Corporation, please visit www.gintechenergy.com.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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